

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Aristides J. Pittas
President and Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

> **Re: Euroseas Ltd.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-3**
> **Filed January 17, 2012**
> **File No. 333-177014**

Dear Mr. Pittas:

We have received your response to our prior comment letter to you dated November 29, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 2. Please confirm that Friends is not a broker-dealer nor an affiliate of a broker-dealer.

Signatures

2. We note your response to our prior comment 3. Please revise the signature page for each co-registrant so that the second half of each page is also signed by persons with the indicated capacity either principal accounting officer or controller.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 if you have questions regarding these comments.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Lawrence Rutkowski, Esq.
        Seward & Kissel LLP